SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Brian Cass
                        c/o Life Sciences Research, Inc.
                                  Woolley Road
                             Alconbury, Huntingdon
                            Cambridgeshire PE28 4HS
                                 United Kingdom
                              +44 (0) 1480 892 000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Cass

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]
     Not applicable.
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER           620,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER               0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER      620,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER          0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     620,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")
     Issuer: Life Sciences Research, Inc. (the "Issuer"), P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name:    Brian Cass

     (b)  Business Address:   Brian Cass
                              c/o Life Sciences Research, Inc.
                              Woolley Road
                              Alconbury, Huntingdon
                              Cambridgeshire PE28 4HS
                              United Kingdom

     (c)  Principal Occupation or Employment:

          President of the Issuer.

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   United Kingdom citizen.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Cass (a) used personal  funds to acquire 20,000 shares of Common Stock,
(b) received a (pound)422,525.20 (approximately $600,000) loan from the Issuer to acquire 400,000 shares of Common Stock and (c) is entitled to acquire 200,000 shares pursuant to stock options granted by the Issuer.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)-(j) Mr. Cass acquired the shares for investment purposes.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Person:

                                      Number of Shares
                                      ----------------
      Baker:
          Aggregate number of shares: 620,000
          Percentage:                      5.1%   (based on 11,932,338
                                                   outstanding shares)


     (b)  Sole Voting Power:            620,000
          Shared Voting Power:                0
          Sole Dispositive Power:       620,000
          Shares Dispositive Power:           0


     (c) (i) 400,000 shares of Common Stock of the Issuer were acquired in March 2002 in the Issuer's private placement of approximately 5.1 million shares of Common Stock at a per share purchase price of $1.50. Mr. Cass delivered two five year promissory notes (the "Promissory Notes") to the Issuer in payment for such shares.

          (ii) Beneficial ownership of 200,000 shares of the Issuer's Common Stock is reflected by presently exercisable options to purchase Common Stock granted to Mr. Cass by the Issuer in March 2002. 100,000 of such options vested upon grant and 100,000 vested on March 1, 2003.

          (iii)20,000 shares of Common Stock of the Issuer were acquired in January 2002 by exchanging ordinary shares of Huntingdon Life Sciences Group plc ("Huntingdon") for shares of the Issuer's Common Stock in the Issuer's exchange offer to acquire all outstanding equity securities of Huntingdon.

     (d)  Not applicable.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     (a) Mr. Cass executed the Promissory Notes dated as of March 28, 2002, each in a principal amount of (pound)211,267.60 (approximately $300,000). The Promissory Notes bear interest of 5% per annum, are due on March 28, 2007 and are collateralized by the 400,000 shares of Common Stock of the Issuer purchased with the proceeds thereof. One of such notes, in the principal amount of (pound)211,267.60, is repayable by yearly deductions from annual pension contributions made by the Issuer to Mr. Cass' pension account. The other note is additionally collateralized by amounts in Mr. Cass' accrued pension account.

     (b) 200,000 shares are beneficially owned pursuant to that certain Employee Stock Option Agreement, dated as of March 1, 2002, pursuant to which Mr. Cass may acquire shares at an exercise price of $1.50 per share. 100,000 options vested on March 1, 2002 and 100,000 vested on March 1, 2003.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     (a)  Promissory Notes dated March 28, 2002.

     (b)  Employee Stock Option Agreements dated as of March 1, 2002, between
          B. Cass and the Issuer.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 3, 2003
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Brian Cass
                                        ----------------------------------------
                                              (Signature)

                                              Brian Cass
                                        ----------------------------------------
                                              (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



EDGARLink 7.0 (8/00) Ver. 3.1